04033192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
JUN 21 2004
208

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2003

OR

[_] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934.

For the Transition Period from ____________ to ____________ .

Commission file number of the issuer: 0-19294

REHABCARE GROUP, INC.
401 (K) EMPLOYEE SAVINGS PLAN
(Full title of plan)

REHABCARE GROUP, INC.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105
(Name of the issuer and address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REHABCARE GROUP, INC.
401 (K) EMPLOYEE SAVINGS PLAN
(Full title of plan)

Vincent L. Germanese
Chief Financial Officer

Exhibit Index on Page 13


KPMG

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Note: There were no reportable transactions or assets acquired and disposed of during the year ended December 31, 2003 that require separate disclosure; no party-in-interest transactions that were not exempt under Employment Retirement Income Security Act of 1974 regulations during the year ended December 31, 2003; and no loans, fixed income obligations, or leases in default or classified as uncollectible at December 31, 2003.



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Telephone 314 444 1400
Fax 314 444 1470

Report of Independent Registered Public Accounting Firm

The Plan Administrator of
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in its assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

St. Louis, Missouri
June 4, 2004



REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value:			
Cash and cash equivalents	$	4,411,715	3,750,747
Mutual funds		35,236,028	24,631,929
Common stock		3,407,927	2,988,977
Participant loans		404,467	563,338
Other investments		4,962	—
		43,465,099	31,934,991
Receivables:			
Participants' contributions		53,890	136,627
Company contribution		16,213	42,031
Accrued interest		10,003	1,021
		80,106	179,679
Assets available for plan benefits	$	43,545,205	32,114,670

See accompanying notes to financial statements.

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 6,973,405	(6,524,785)
Interest and dividends	685,058	641,159
	7,658,463	(5,883,626)
Contributions:		
Participants	6,544,524	6,969,998
Company	1,563,318	1,645,000
Rollover of plan assets from previous employers	278,632	324,115
	8,386,474	8,939,113
Total additions	16,044,937	3,055,487
Deductions:		
Benefits paid to participants	4,530,126	2,955,890
Administrative fees	84,276	108,146
Total deductions	4,614,402	3,064,036
Net increase (decrease) in assets available for plan benefits	11,430,535	(8,549)
Assets available for plan benefits:		
Beginning of year	32,114,670	32,123,219
End of year	$ 43,545,205	32,114,670

See accompanying notes to financial statements.

(1) Plan Description

The following description of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Effective June 1, 1991, RehabCare Group, Inc. (the Company) established the Plan for the benefit of its eligible employees. The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 1998, the Plan was restated, at which time the Plan was renamed the RehabCare Group, Inc. 401(k) Employee Savings Plan.

Eligibility

Employees who have attained age 21 are eligible to participate in the Plan on the first day of the month coinciding with or next following the completion of one year of employment and a minimum of 1,000 hours worked. Employees of the StarMed Staffing Group who have attained age 21 are eligible to participate in the Plan on the first day of the month after employment.

Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 20% of eligible compensation, to the Plan up to the maximum allowable under current Internal Revenue Service regulations ($12,000 and $11,000 in 2003 and 2002, respectively). Participant contributions under the Plan are exempt from Federal income taxes. The Company may make discretionary contributions to match the participants' contributions. During the years ended December 31, 2003 and 2002, the Company's discretionary contribution was 50% of the first 4% of a participant's contribution.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with investment management fees and applicable loan administration fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

Vesting

Each participant is 100% vested in his or her contributions and earnings thereon. The vested percentage of each participant's Company contribution and earnings thereon is determined in accordance with the following table:

Number of years of service	Vested percentage
Less than 1 year	0%
1 to 2 years	50%
2 or more years	100%

Participant Loans

The Plan has a loan program for its participants. The maximum amount a participant may borrow is the lesser of 50% of the vested portion of their account balance or $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day before the date on which the loans is made over the outstanding loan balance from the Plan on the date the loan was made. Loans may be outstanding for up to five years. Principal and interest is paid ratably through payroll deductions. The interest rate charged to participants is a fixed rate equal to the prime rate on the date the loan issued. Any loans outstanding shall become due and payable in full at the end of the calendar quarter following a participant's termination. The loans are secured by the balance in the participant's account and currently bear interest at rates that range from 4.0% to 9.5% as of December 31, 2003.

Distribution of Plan Benefits

Each participant may elect to have his or her benefits distributed in either a lump-sum amount or installment payments.

Plan Fees and Commissions

Expenses incurred in the administration and operation of the Plan are paid by the Company, while investment management fees and loan administration fees are charged directly to the participants' accounts.

Participation Forfeitures

All amounts representing forfeitures are used to reduce the amount of Company contributions for that plan year. At December 31, 2003, forfeited nonvested accounts totaled approximately $30,000.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments in money market funds are valued at fair value as reported by the trustee, Schwab Retirement Plan Services, Inc. Investments in mutual funds and the Company's common stock are stated at fair value, with fair value based on quotations obtained from national securities exchanges. Participant loans are valued at the unpaid principal balance of the loans, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Any unrealized appreciation or depreciation for the period is reflected in the statements of changes in net assets available for plan benefits. Interest income is recorded as earned on the accrual basis.

(3) Investments

The following table presents investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002.

	2003	2002
Investments at fair value as determined by quoted market price:		
Mutual funds:		
American Balanced Fund	$ 4,297,820	—
Columbia Acorn	4,221,689	—
First Eagle Overseas	2,769,745	—
Growth Fund of America	8,017,741	—
Pimco Total Return Fund	4,263,513	—
Schwab S&P 500	8,271,830	—
Sound Shore Fund	3,298,626	1,897,671
Axa Rosenberg U.S. Small Capitalization Fund	—	2,639,044
Morgan Stanley Fixed Income Fund	—	3,867,882
Vanguard Asset Allocation Fund	—	2,807,089
Vanguard Index 500 Fund	—	5,821,362
Vanguard Index Trust Growth Fund	—	5,965,379
Vanguard International Growth Fund	—	1,633,502
Common stock — RehabCare Stock Fund	3,407,927	2,988,977
Money market funds:		
Schwab Value Advantage Fund	4,411,257	3,740,481

(Continued)

The following table presents the net appreciation (depreciation) of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2003 and 2002:

		2003	2002
Mutual funds	$	6,623,001	(4,902,971)
Common stock — RehabCare Group, Inc.		350,404	(1,621,814)
	$	6,973,405	(6,524,785)

(4) Related Party Transactions

Certain Plan investments are in money market funds managed by Schwab Retirement Plan Services, Inc. Schwab Retirement Plan Services, Inc. is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment administration services amounted to $84,276 and $108,146 for the years ended December 31, 2003 and 2002, respectively.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to a participant's deferral account will be fully vested.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Subsequent Events

On December 30, 2003, the Company announced that it had entered into a Stock Purchase and Sale Agreement with InteliStaf Holdings. Inc. (InteliStaf) pursuant to which InteliStaf would acquire all of the outstanding common stock of the Company's StarMed staffing division in exchange for approximately 25% of the common stock of InteliStaf on a fully diluted basis. This transaction subsequently closed on February 2, 2004. The plan assets of those employees who were included in the sale were transferred into the Intelistaf 401(k) plan on April 1, 2004. The amount of assets transferred total approximately $8.4 million.

Schedule

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Fair value
*	Schwab Money Market Fund	Money market	$	458
*	Schwab Value Advantage Fund	Money market		4,411,257
*	RehabCare Stock Fund	Common stock, 160,298 shares		3,407,927
	American Balanced Fund	Mutual fund, 249,149 shares		4,297,820
	Columbia Acorn	Mutual fund, 187,132 shares		4,221,689
	First Eagle Overseas	Mutual fund, 152,435 shares		2,769,745
	Growth Fund of America	Mutual fund, 329,406 shares		8,017,741
	JP Morgan Mid Cap Value Select	Mutual fund, 5,084 shares		95,064
	Pimco Total Return Fund	Mutual fund, 398,087 shares		4,263,513
	Schwab S&P 500	Mutual fund, 482,886 shares		8,271,830
	Sound Shore Fund	Mutual fund, 98,437 shares		3,298,626
	Cash Value of Life Insurance	Life insurance contract		4,962
	Participant loans	Interest rates range from 4.0% to 9.5%		404,467
			$	43,465,099

* Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of KPMG LLC dated June 18, 2004



Consent of Independent Registered Accounting Firm

The Plan Administrator of
RehabCare Group, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 33-67944) on Form S-8 of RehabCare Group, Inc. 401(k) Employee Savings Plan of our report dated June 4, 2004, relating to the statements of net assets available for plan benefits as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule, which report appears in the RehabCare Group, Inc. Form 11-K for the year ended December 31, 2003.

KPMG LLP

St. Louis, Missouri
June 18, 2004

